[redacted]

08031945

SECURIT ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2007 (MM/DD/YY) AND ENDING MARCH 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DIRECT ACCESS BROKERAGE SERVICES, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 SOUTH LASALLE STREET SUITE 424
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LEWKE — (312) 641-9100
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RF Rifkin Ltd CPA
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

SEC
Mail Processing
Section
MAY 30 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F Lewke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Access Brokerage Services, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Will Lewke
Signature

President
Title

William Donnelly
Notary Public

OFFICIAL SEAL
WILLIAM DONNELLY
Notary Public - State of Illinois
My Commission Expires Apr 07, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

RF RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

DIRECT ACCESS BROKERAGE SERVICES, INC.

Financial Statements and Schedule

March 31, 2008

(With Auditors' Report Thereon)

125 S WACKER DRIVE SUITE 1500 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 341-0155 Email: info@rifkinltd.com

R F RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

The Sole Shareholder
Direct Access Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Direct Access Brokerage Services, Inc. as of March 31, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present in all material respects, the financial position of Direct Access Brokerage Services, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule-A is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.F. Rifkin Ltd.
Certified Public Accountants
Chicago, Illinois
May 29, 2008

125 S WACKER DRIVE SUITE 1500 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 341-0155 Email: info@rifkinltd.com

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Financial Condition

March 31, 2008

Assets

Cash	$	946,245
Deposit with clearing organizations		118,750
Receivable - others		15,378
Securities owned		
Marketable at market value		1
Not readily marketable, at estimated fair value		3,444
Furniture and equipment, at cost, less accumulated depreciation of $639,669		19,903
Prepaid expenses		989
Soft Dollar deposits		7,630
	$	1,112,340

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	18,437
		18,437
Commitments and contingent liabilities		-
Loan payable to stockholder, subordinated to the claims of general creditors		1,000,000
Stockholder's equity		
Common stock, $1 par value, authorized issued and outstanding - 5000 shares		5,000
Retained earnings		88,903
	$	1,112,340

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Operations

Year ended March 31, 2008

Revenue		
Floor brokerage and trading income	$	240,478
Interest and dividends		46,834
NASD SEC Settlement		35,000
Rent Income		3,000
		753
Total revenue		326,065
Expenses		
Employee compensation and payroll taxes		58,510
Commissions		57,014
Floor brokerage, exchange and clearance fees		52,952
Interest expense		24,659
Quotation services & communications		28,897
Occupancy		42,520
Other expenses		64,889
Total expenses before taxes		329,441
Loss before income taxes		(3,376)
Income taxes		-
Net loss	$	(3,376)

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Changes in Stockholder's Equity

Year ended March 31, 2008

	Common stock	Retained earnings	Total stock-holder's equity
Balance at March 31, 2007	$5,000	$92,279	$97,279
Net loss		(3,376)	(3,376)
Balance at March 31, 2008	$5,000	$88,903	$93,903

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year ended March 31, 2008

Balance at March 31, 2006	$ 1,500,000
Payment of subordinated notes	(500,000)
Balance at March 31, 2008	$ 1,000,000

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Cash Flows

Year ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(3,376)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,837
(Increase) decrease in operating assets:		
Deposit with clearing corporation		100,000
Receivable from customers		40,765
Receivable - others		(8,878)
Prepaid expenses		1,910
Other assets		13,385
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		(9,524)
Net cash provided by operating activities		138,119
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of subordinated notes		(500,000)
Net cash used by financing activities		(500,000)
Net decrease in cash		(361,881)
Cash at beginning of year		1,308,126
Cash at end of year	$	946,245
Supplemental cash flows disclosures:		
Interest payments	$	24,659

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC.

Notes to Financial Statements

March 31, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Business activity

Direct Access Brokerage Services, Inc., an Illinois corporation (the Company) is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD")

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is computed using the accelerated cost recovery method and the modified accelerated cost recovery system for both reporting and federal income tax purposes. Depreciation is based on the estimated useful lives of the related assets.

Income taxes

For financial reporting, the Company recognizes certain items of income and expenses in periods different from the periods in which they report those items for income tax purposes. The amount of current refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course business.

NOTE B - RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the Company and its customer through a bank account designated as "Special Account for the Exclusive benefit of Customers".

Effective February 6, 2003, the Company was granted permission by the NASD to act as a clearing broker.

There were no material differences between the reserve requirement computation filed previously by the Company and Schedule B.

NOTE C - CASH

A certificate of deposit totaling $620,957 is included in cash in the accompanying financial statements. The certificate bears interest at 3.21% and matures on May 14, 2008. Any penalties for early withdrawal would not have a material effect on the financial statements.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are summarized by major classifications as follows:

Computer equipment	$ 597,714
Furniture & fixtures	38,840
Leasehold improvements	23,018
	659,572
Less accumulated depreciation	639,669
	$ 19,903

Depreciation for financial reporting purposes and for federal income tax purposes amounted to $3,838 in 2008.

NOTE E - BANK LINE-OF-CREDIT

The company has a bank line-of-credit of $1,000,000. Outstanding balances bear interest at a fluctuating rate based on one-percent over prime (average rate of 6.25-percent at March 31, 2008). The line-of-credit is collateralized by marketable securities, guaranteed by the sole shareholder, and payable on demand. At March 31, 2008, there was no outstanding balance.

NOTE F - LEASING ARRANGEMENTS

The company conducts its operations from facilities that are leased monthly under an agreement that commenced April 1, 2003.

NOTE G - INCOME TAXES

The Company has a loss carryforward totaling approximately $38,301 that may be offset against future taxable income. If not used, the carryforward will expire in 2022.

NOTE H - SUBORDINATED LOANS PAYABLE TO STOCKHOLDER

The loan payable to stockholder at March 31, 2008 is subordinated to the claims of general creditors and consists of the following:

Loan payable at December 13, 2008 plus interest at 3%	$1,000,000
	========

Interest expense paid to the stockholder during the year amounted to $24,659.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Under the terms of the current loan agreement, all subordinated loans payable to stockholder which were outstanding at the effective date of the current loan, were simultaneously prepaid.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company operates as a broker-dealer. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the market value increases, the obligation increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital may fluctuate on a daily basis. At March 31, 2008, the Company had net capital of $1,056,187 which was $806,187 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 2.65%.

The Company is also subject to the capital requirements of various clearing organizations and is in compliance with their minimum capital requirements.

SCHEDULE-A

DIRECT ACCESS BROKERAGE SERVICES, INC

Computation of Net Capital Under Rule 15c3-1

March 31, 2008

Computation of net capital:	
Stockholder's equity	$ 93,903
Add:	
Liabilities subordinated to claims of general creditors	1,000,000
Deduct:	
Nonallowable assets	(37,716)
Net capital	1,056,187
Minimum net capital requirement	250,000
Net capital in excess of requirement	$ 806,187
Aggregate indebtedness	$ 27,962
Percentage of aggregate indebtedness to net capital	2.65%

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2008

Net capital as previously reported	$ 1,063,687
Net audit adjustments	(7,500)
Net capital as above	$ 1,056,187

See accompanying auditors' report

SCHEDULE-B

DIRECT ACCESS BROKERAGE SERVICES, INC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

March 31, 2008

Credit balances	-
Debit balances	-
Excess of debits over credits	-
Required deposit	-

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2008

Excess reported in Part II of Form X-17A-5	$ -
Net audit adjustments	-
Excess per above computation	$ -

Information for Possession or Control Requirements Under Rule 15c3-3
March 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of March 31, 2008 (for which instructions to reduce to possession or control had been issued as of March 31, 2008) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ -
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$ -

See accompanying auditors' report

RF RIFKIN LTD

CERTIFIED PUBLIC ACCOUNTANTS

The Sole Shareholder
Direct Access Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Direct Access Brokerage Services, Inc. for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Direct Access Brokerage Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

125 S WACKER DRIVE SUITE 1500 CHICAGO, IL 60606 (312) 527-5200 FAX (312) 341-0155 Email: info@rifkinltd.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R F Rifkin Ltd

R.F. Rifkin, Ltd.
Certified Public Accountants
Chicago, Illinois
May 29, 2008